SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN A STATEMENT FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Insurance Auto Auctions, Inc.

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

457875102

(CUSIP Number)
Thomas F. Frist III
3100 West End Avenue, Suite 500
Nashville, TN 37203
615-269-7979
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

August 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

Cusip No. 457875102	13D

1.	Name of Reporting Person
I.R.S. Identification Nos. of Above Persons (entities only)
Thomas F. Frist III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
		(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization United States Citizen

Number of	7.	Sole Voting Power	490,800
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	490,800
Reporting
Person with	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	490,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)	4.2%

	Based on 11,632,141 shares outstanding as reported on the Company’s quarterly report on Form 10-Q for the quarter ended June 27, 2004, filed on August 10, 2004

14.	Type of Reporting Person (See Instructions)	IN

Page 2 of 5 pages

Amendment No. 1 to Schedule 13D

     This Amendment No.1, amending the Schedule 13D filed on March 21, 2003, with respect to the common stock, $.001 par value per share (“Common Stock”), issued by Insurance Auto Auctions, Inc. (the “Company”) is being filed by Mr. Thomas F. Frist III (“Mr. Frist”) in order to report the disposition of a portion of the shares of the Common Stock held by Mr. Frist.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplement as follows:

(a)	The approximate percentage of shares of Common Stock owned by Mr. Frist is based on 11,632,141 shares outstanding which is the total number of shares of Common Stock outstanding as of July 31, 2004, as reflected in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ending June 27, 2004 (which is the most current Form 10-Q on file).

Mr. Frist directly owns 490,800 shares of Common Stock outstanding, constituting approximately 4.2% of the shares outstanding.

(c)	The trading dates, number of shares of Common Stock sold and price per share for all transactions in the Common Stock during the past 60 days by Mr. Frist, which were all in the open market on the NASDAQ National Market System, are set forth in the attachment.

(e)	Mr. Frist ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company on June 2, 2004.

Page 3 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2004

/s/ Thomas F. Frist III
Thomas F. Frist III

Page 4 of 5 pages

Thomas F. Frist III
Insurance Auto Auctions Inc.
Cusip 457875102
Attachment to Schedule 13D
Item 5 (c)

		Trade	Trade	Price Per Share
Investment Description	Investment	Date	Quantity	(in dollars)
INSURANCE AUTO AUCTIONS INC	IAAI	06/28/2004	5,000	16.45
INSURANCE AUTO AUCTIONS INC		08/25/2004	2,800	17.45
INSURANCE AUTO AUCTIONS INC		08/25/2004	3,700	17.45
INSURANCE AUTO AUCTIONS INC		08/25/2004	2,400	17.45
INSURANCE AUTO AUCTIONS INC		08/25/2004	29,100	17.45
INSURANCE AUTO AUCTIONS INC		08/26/2004	3,200	17.49
INSURANCE AUTO AUCTIONS INC		08/26/2004	5,700	17.49
INSURANCE AUTO AUCTIONS INC		08/26/2004	9,100	17.49
INSURANCE AUTO AUCTIONS INC		08/26/2004	3,200	17.49
		Total	64,200

Page 5 of 5 pages